Exhibit 99.1

 MediWound Announces the Appointment of Hani Luxenburg as Chief Financial Officer

Yavne, Israel, March 16, 2023 (GLOBE NEWSWIRE) – MediWound Ltd. (Nasdaq: MDWD), a fully integrated biopharmaceutical company specializing in next-generation biotherapeutic solutions for tissue repair and regeneration, is pleased to announce the appointment of Ms. Hani Luxenburg as its new Chief Financial Officer, effective May 14, 2023. Ms. Luxenburg will replace Mr. Boaz Gur-Lavie, who has served as MediWound’s Chief Financial Officer for the past four years. Mr. Gur-Lavie will remain with the Company through July 31, 2023 to ensure an orderly transition.

With over 20 years of progressive leadership experience managing financial and accounting operations, Ms. Luxenburg joins MediWound with a proven track record delivering positive business growth and profitable financial results in the technology and life sciences sectors. Most recently, Ms. Luxenburg served as Chief Financial Officer at BIRD Aerosystems. Prior to that, she held senior finance roles at AstraZeneca, Alvarion Technologies Ltd., and Ernst & Young. Ms. Luxenburg holds a Bachelor of Law from the Interdisciplinary Center (IDC) Herzilya, Israel and a Bachelor of Arts in Economics and Accounting from the University of Haifa, Israel. In addition, she is a certified public accountant and a member of the Israel Bar Association.

"We are thrilled to welcome Hani to our team. Her extensive experience and financial acumen will be instrumental in helping us achieve our strategic goals and drive long-term value for our shareholders. We sincerely appreciate Boaz’s financial, business development and commercial leadership that enabled us to transform MediWound. We thank him for his valuable contributions during his tenure and wish him continued success in his future endeavors," said Ofer Gonen, CEO of MediWound.

Ms. Luxenburg added, “I am honored to join the dynamic leadership team at MediWound at this pivotal stage in the Company’s development. In addition to the day-to-day financial operations, I look forward to working as part of the team to support the U.S. launch of NexoBrid planned in the very near-term and the promising development opportunities presented by EscharEx. MediWound is poised for meaningful growth, and I am eager to help realize its potential as a global biopharmaceutical company.”

Mr. Gur-Lavie said, “It has been a privilege to work alongside such a talented team for the past four years. The strategic, commercial, and financial actions initiated over that time period have greatly improved the Company’s balance sheet and established a solid foundation for future growth and profitability. I would like to thank Ofer for his leadership. I enjoyed working with him and believe MediWound is well positioned to achieve its goals. I look forward to assisting Hani in the transition and watching the Company’s continued success.

About MediWound

MediWound is a biopharmaceutical company that develops, manufactures, and commercializes novel, cost-effective, non-surgical, bio-therapeutic solutions for tissue repair and regeneration. Our strategy leverages our enzymatic technology platform, focused on next generation bioactive therapies for burn care, wound care and tissue repair.

NexoBrid® is our commercial orphan biological product for early non-surgical eschar removal of deep-partial and full-thickness thermal burns. It is a bromelain-based biological product containing a sterile mixture of proteolytic enzymes that selectively removes burn eschar within four hours without harming surrounding viable tissue. NexoBrid is currently marketed in the European Union, Japan, India, and other international markets, and recently received FDA approval for marketing in the U.S. NexoBrid is supported by the US Biomedical Advanced Research and Development Authority (BARDA), Administration for Strategic Preparedness and Response (ASPR), within the U.S. Department of Health and Human Services (HHS).

EscharEx® is based on the same active pharmaceutical ingredient as NexoBrid. It is under development for the debridement of chronic and hard-to-heal wounds. Results from Phase 2 studies show that EscharEx is significantly more effective and faster than SOC or placebo control in debridement of Venous Leg Ulcers (VLUs) and Diabetic Foot Ulcers (DFUs), with a good safety and tolerability profile. MediWound has discussions with the FDA regarding the EscharEx pivotal Phase 3 study design which is expected to be initiated in the second half of 2023.

MW005 is a topical biological drug under development for the treatment of low-risk Basal Cell Carcinoma (BCC). In a Phase I/II open-label, multicenter, randomized clinical trial conducted in the U.S., MW005 was shown to be safe, well-tolerated, and an effective treatment for BCC with patients demonstrating complete clinical and histological clearance of target lesions. Study results are expected in 2023.

Committed to innovation, we are dedicated to improving the standard of care and enhancing patient lives.
For more information, please visit www.mediwound.com and follow the Company on LinkedIn.

Cautionary Note Regarding Forward-Looking Statements

MediWound cautions you that all statements other than statements of historical fact included in this press release that address activities, events, or developments that we expect, believe, or anticipate will or may occur in the future are forward-looking statements. Although we believe that we have a reasonable basis for the forward-looking statements contained herein, they are based on current expectations about future events affecting us and are subject to risks, assumptions, uncertainties, and factors, all of which are difficult to predict and many of which are beyond our control.  Actual results may differ materially from those expressed or implied by the forward-looking statements in this press release.  These statements are often, but are not always, made through the use of words or phrases such as “anticipates,” “intends,” “estimates,” “plans,” “expects,” “continues,” “believe,” “guidance,” “outlook,” “target,” “future,” “potential,” “goals” and similar words or phrases, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may,” or similar expressions. Specifically, this press release contains forward-looking statements concerning the anticipated progress, development, study design, expected data timing, objectives anticipated timelines, expectations and commercial potential of our products and product candidates.

Among the factors that may cause results to be materially different from those stated herein are the inherent uncertainties associated with market acceptance of our products and product candidates; the uncertain, lengthy and expensive nature of the product development process; the timing and conduct of our studies of our products and product candidates, including the timing, progress and results of current and future clinical studies, and our research and development programs; the approval of regulatory submission by the FDA, the European Medicines Agency or by any other regulatory authority, our ability to obtain marketing approval of our products and product candidates in the U.S. or other markets; the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of our products and products; our expectations regarding future growth, including our ability to develop new products; risks related to our contracts with BARDA; our ability to maintain adequate protection of our intellectual property; competition risks; the need for additional financing; the impact of government laws and regulations and the impact of the current global macroeconomic climate on our ability to source supplies for our operations or our ability or capacity to manufacture, sell and support the use of our products and product candidates in the future.

These and other significant factors are discussed in greater detail in MediWound’s annual report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission (“SEC”) on March 16, 2023, quarterly Reports of Foreign Private Issuer on Form 6-K and other filings with the SEC from time-to-time. These forward-looking statements reflect MediWound’s current views as of the date hereof and MediWound undertakes, and specifically disclaims, any obligation to update any of these forward-looking statements to reflect a change in their respective views or events or circumstances that occur after the date of this release except as required by law.

Contacts:
Boaz Gur-Lavie Chief Financial Officer MediWound Ltd. ir@mediwound.com	Monique Kosse Managing Director, LifeSci Advisors 212-915-3820 monique@lifesciadvisors.com